EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2010	2009	2008
Earnings from continuing operations before income taxes	$594	$395	$685
Less: Equity earnings	(59)	(53)	(51)
Add: Total fixed charges deducted from earnings	260	228	261
Dividends received from equity investees	62	34	25
Earnings available for payment of fixed charges	$857	$604	$920

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$249	$222	$253
Portion of operating lease rental deemed to be interest	11	6	8
Total fixed charges deducted from earnings and total fixed charges	260	228	261

Ratio of earnings to fixed charges	3.3	2.6	3.5

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2007	2006
Earnings from continuing operations before income taxes	$537	$220
Less: Equity earnings	(34)	(23)
Add: Total fixed charges deducted from earnings	363	361
Dividends received from equity investees	22	44
Earnings available for payment of fixed charges	$887	$601

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$349	$349
Portion of operating lease rental deemed to be interest	14	12
Total fixed charges deducted from earnings and total fixed charges	363	361

Ratio of earnings to fixed charges	2.4	1.7